Exhibit (a)(1)(i)

FROM:	Thomas E. Hogan, President and Chief Executive Officer
SUBJECT:	Amendment to the Vignette Corporation Stock Option Exchange Program
DATE:	March 10, 2004

This note announces an amendment to the Vignette Corporation Stock Option Exchange Program that allows eligible Vignette employees to exchange certain underwater stock options for new stock options. We are amending the program to change the new vesting schedule that will be applied to options that are required to be exchanged because they were granted on or after August 12, 2003, even if the exercise prices are less than $4.00 per share. This includes any options granted to you during the offering period (February 12, 2004 through 5:00 p.m., Central Time, on March 24, 2004), unless we further extend the offer.

•	As you are aware, if you participate in this offer, you must exchange all options granted to you on or after August 12, 2003, regardless of the exercise price, if you have any. Options with exercises prices below $4.00 that are required to be tendered pursuant to the foregoing sentence will be exchanged for a new option to purchase one (1) share of Vignette common stock for every one (1) share of Vignette common stock represented by the options tendered.

•	As previously stated in my letter dated February 12, 2004 and in the Option Exchange Offer, the new options granted in exchange for options granted on or after August 12, 2003 (which are required to be exchanged if you participate) were originally to vest in 6.25% of the shares subject to the option per quarter of continuous service from the required option’s original vesting commencement date. We have amended the program to provide that the new options granted in exchanged for options granted on or after August 12, 2003, will now vest in accordance with the option’s original vesting schedule beginning as of the option’s original vesting schedule.

We are extending the offering to allow you to consider this change and we expect the offer period to close on March 24, 2004 and the exchanged options to be cancelled on March 25, 2004. Accordingly, we expect to grant new options on September 28, 2004. Please note that the dates may change if we choose to extend the offer period again. You must be employed by Vignette continuously in one of the countries listed above until the date we grant the new options in order to receive new options.

The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange, as amended and attached to this email, and the related Election Form and Withdrawal Form, which have been revised to reflect the extended offer period and are attached to this email. You should carefully read all of these documents before you decide whether to participate in the offer.

Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

To participate in the Stock Option Exchange Program, you must properly complete and sign the Election Form and return it to Human Resources before the offer expires at 5:00 p.m., Central Time, on March 24, 2004 by facsimile at (512)-741-4100 or by hand at Vignette Corporation, 1301 South MoPac Expressway, Suite 100, Austin, TX 78746-5776. If Human Resources has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.

Please carefully read all of the offer documents. This letter is an introduction to the amendment to the offer, but does not detail all the terms and conditions that apply to the offer. Please direct any questions you may have to Karen Newell, Shareholder Services Manager at Vignette at (512)-741-4726.

Thomas E. Hogan

President and Chief Executive Officer

Vignette Corporation